Exhibit 21.1

STELLAR BANCORP, INC. LIST OF SUBSIDIARIES
AS OF FEBRUARY 26, 2026

Direct Subsidiaries	Jurisdiction of Organization	Parent Entity
Stellar Bank	Texas	Stellar Bancorp, Inc.
Farmers & Merchants Capital Trust II	Delaware	Stellar Bancorp, Inc.
Farmers & Merchants Capital Trust III	Delaware	Stellar Bancorp, Inc.

Indirect Subsidiaries	Jurisdiction of Organization	Parent Entity
STEL Insurance Services, Inc.	Texas	Stellar Bank
American Prudential Capital, Inc.	Texas	Stellar Bank